Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE
The Board of the Company announces that with effect from 3 July 2017, (i) Mr.
Kung resigned as the company secretary and one of the authorised representatives of the Company due to personal reasons; (ii) Dr. Gao has been appointed as a joint company secretary and one of the authorized representatives of the Company; and (iii) Dr. Liu has been appointed as a joint company secretary of the Company. The Company has applied for, and the Stock
Exchange has granted the Company, a waiver from strict compliance with the requirements for the qualifications of the company secretary under Rules 3.28 and 8.17 of the Listing Rules.

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

Resignation of company secretary and authorised representative of the Company

The board (“Board”) of directors (“Directors”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 3 July 2017, Mr. Gareth Kung (“Mr. Kung”) has resigned as the company secretary and ceased to act as one of the authorised representatives of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”) for personal reasons.

Mr. Kung confirms he has no disagreement with the Company and there is no matter in relation to his resignation that needs to be brought to the attention of the shareholders.

The Board would like to express its appreciation to Mr. Kung for his contribution to the Company in the past.

Appointment of joint company secretaries and authorised representative of the Company

The Board is pleased to announce that Dr. Gao Yonggang (“Dr. Gao”) and Dr. Liu Wei (“Dr. Liu”) have been appointed as the joint company secretaries of the Company. Dr. Gao is also appointed as one of the authorised representatives of the Company under Rule 3.05 of the Listing Rules. The foregoing appointments shall take effect from 3 July 2017.

Brief biographies of Dr. Gao and Dr. Liu are set out below.

Dr. Gao Yonggang

Dr. Gao, aged 52, is the chief financial officer of the Company since 17 February 2014. He became a non-executive Director of the Company in 2009 and was re-designated as an executive Director and appointed as executive vice president of strategic planning of the Company in 2013.

Dr. Gao has more than 30 years of experience in the area of financial management and has worked as the chief financial officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Before joining the Company, Dr. Gao was the chief financial officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the senior vice president of Datang Telecom Technology & Industry Holdings Co., Ltd. Dr. Gao is a standing committee member of Accounting Society of China, standing director of Enterprise Financial Management Association of China, independent director of GRINM Semiconductor Materials Co., Ltd and China Building Material Test & Certification Group Co., Ltd. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia. He is also a Founding Member, director of The Hong Kong Independent Non-Executive Director Association.

Dr. Liu Wei

Dr. Liu Wei, aged 59, is one of the senior partners of DLA Piper. Between 2008 and 2017, Dr. Liu was the Head of China Practice and managing partner of the Beijing Office of DLA Piper. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong, England and Wales. Dr. Liu graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge, with a bachelor in Chinese literature, a master degree in law, a PhD in Law in 1982, 1986 and 1996 respectively. He also completed his Postgraduate Certificate in Laws (PCLL) of the University of Hong Kong in 2000. Dr. Liu was the first student from the mainland of the PRC to obtain a PhD in law from the University of Cambridge after 1949. Dr. Liu worked for several local and state PRC governmental authorities. He is currently a member of the Shaanxi CPPCC. In 1988, Dr. Liu, as one of the lawyers working in Hong Kong in the early stage, participated in related work of the Hong Kong Basic Law, and then he was retained by the Securities and Futures Commission of Hong Kong as a PRC affairs officer responsible for the policies and supervision of law of red chip shares, H-shares and B-shares, and was responsible for coordination with the China Securities Regulatory Commission, the Shenzhen Stock Exchange and the Shanghai Stock Exchange.

The Board would like to welcome Dr. Gao and Dr. Liu for taking up the new positions.

Waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules

Pursuant to Rule 8.17 of the Listing Rules, a listed issuer must appoint a company secretary who meets the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that a listed issuer must appoint as its company secretary an individual who, in the opinion of the Stock Exchange, is capable of discharging the functions of company secretary of the listed issuer by virtue of his/her academic or professional qualifications or relevant experience.

Dr. Gao, the chief financial officer of the Company, is familiar with the operations and the management of the Company. However, Dr. Gao does not possess the relevant qualifications of a company secretary as required under Rules 3.28 and 8.17 of the Listing Rules.

The Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver (the “Waiver”) from strict compliance with the relevant requirements under Rules 3.28 and 8.17 of the Listing Rules with respect to the appointment of Dr. Gao as a joint secretary of the Company. The Waiver is valid for a period of three years commencing from the effective date of appointment (the “Waiver Period”).

The Waiver is granted on the conditions that (1) Dr. Gao will be assisted by Dr. Liu during the Waiver Period; (2) the Company shall notify the Stock Exchange at the end of the Waiver Period for the Stock Exchange to re-visit the situation. The Stock Exchange expects that, at the end of the Waiver Period, the Company will be able to demonstrate that Dr. Gao, having had the benefit of Dr. Liu’s assistance, satisfies the requirements under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary; and (3) the Company will disclose details of the Waiver, including reasons for and conditions of the Waiver by way of an announcement.

The Stock Exchange may withdraw or change the Waiver if the Company’s situation changes and the Waiver will be revoked immediately if Dr. Liu ceases to provide assistance to Dr. Gao.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Zhou Zixue
Chairman of the Board

Shanghai, PRC
3 July 2017

As at the date of this announcement, the Directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Tzu-Yin Chiu (Vice Chairman)
Chen Shanzhi
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
Lip-Bu Tan
William Tudor Brown
Carmen I-Hua Chang
Shang-yi Chiang
Jason Jingsheng Cong